Mail Stop 4720

August 25, 2009

Avery W. Catlin
Chief Financial Officer
Celldex Therapeutics, Inc.
119 Fourth Avenue
Needham, Massachusetts 02494

>   **Re: Celldex Therapeutics, Inc.**
>   **Registration Statement on Form S-4/A**
>   **Filed August 18, 2009**
>   **File No. 333-160257**

Dear Mr. Catlin:

We have reviewed your amended filing together with the response letter sent by your counsel dated August 18, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A Filed August 18, 2009

General

1. You appear to present the Comparative Per Share Data based on the assumed exchange ratio of 0.1894237, derived using Celldex's May 28, 2009 share price. However, in other parts of the document, you assume the exchange rate of

0.2026335, derived using Celldex's July 31, 2009 share price. Please revise your document to present one consistent estimated exchange ratio throughout.

Litigation related to the Merger, page 6

2. We note your response to Comment 1. The intent of this comment was for you to include in your disclosure a description of the revisions to your registration statement made as a result of your settlement of the class action. Therefore, we re-issue our comment. Please note that while you should describe these changes with specificity, you are not expected to restate each revision in its entirety. You should state the nature of the revision and where in the registration statement the revision was entered.

Unaudited Pro Forma Condensed Financial Statements

Note 4. Pro Forma Adjustments, page 27

3. Under Item I, you state that you incurred $1 million of the estimated $2 million transaction costs through the six months ended June 30, 2009, while eliminating approximately $2 million as pro forma adjustment on page 22. Please provide a discussion to explain this discrepancy.

Material United States Federal Income Tax Consequences, pages 73-74

4. We note that in response to Comment 8 you have included new disclosure at the beginning of this section explaining that the discussion that follows sets forth the opinion of your counsel and Curagen's counsel, as to the material federal tax consequences of the merger. However, nowhere in this section are such opinions discussed. In that regard, you state where tax consequences are discussed on page 75 that, "If the merger qualifies for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to CuraGen, Celldex and U.S. holders will be as follows . . ." However, this discussion is in the context of the opinions that counsels will provide after effectiveness in order to consummate the merger. The disclosure does not set forth what counsels to the parties believe will be the effect of the merger from a tax perspective as promised in their short form opinions. Accordingly, the disclosure should be revised to state, if true, that Wilmer Cutler Pickering Hale and Dorr LLP and and Lowenstein Sandler PC believe that the merger will qualify for U.S. federal income tax purposes as a reorganization and what they believe the resulting tax consequences will be. Although consummation of the merger may be contingent upon the receipt of additional tax opinions prior to the closing, the purpose of this section is to describe the tax opinions that counsels have filed with the registration statement and you should consider eliminating from this section of the prospectus references

to those additional tax opinions which are to be delivered to the parties after effectiveness as a condition to closing of the merger transaction. Such tax opinions and the condition requiring receipt of such opinions is already discussed elsewhere in the prospectus.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551- 3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Anthony O. Pergola, Esq.
       Ethan A. Skerry, Esq.
       Christine Boyle, Esq.
       Lowenstein Sandler PC
       65 Livingston Avenue
       Roseland, New Jersey 07068

       Philip P. Rossetti, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       60 State Street
       Boston, Massachusetts 02109